# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Upexi, Inc., CIK 0001775194
CUSIP: 39959A205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 875 AVENUE OF THE AMERICAS, FLOOR 22, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 01/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002134775

## Reporting persons
- Hivemind Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,841,923; sole dispositive power 0; shared dispositive power 6,841,923; aggregate amount beneficially owned 6,841,923 (9.99% of the class)
  Comment: Consists of (i) 10,000 shares of Common Stock and (ii) 6,831,923 shares of Common Stock issuable upon conversion of a secured convertible note of the Issuer in the principal aggregate amount of approximately $36.0 million (the "Note"), which conversion is subject to a 9.99% beneficial ownership limitation provision (the "Blocker"). Capital Partners holds the Note, however, the Blocker prohibits Capital Partners from converting the Note into shares of Common Stock if, as a result of such conversion, Capital Partners, together with its affiliates and any persons acting as a group together with Capital Partners or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion. Ownership percentages are based on 66,895,799 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2026."
- Hivemind Validation QOZ GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,841,923; sole dispositive power 0; shared dispositive power 6,841,923; aggregate amount beneficially owned 6,841,923 (9.99% of the class)
  Comment: Consists of (i) 10,000 shares of Common Stock and (ii) 6,831,923 shares of Common Stock issuable upon conversion of a secured convertible note of the Issuer in the principal aggregate amount of approximately $36.0 million (the "Note"), which conversion is subject to a 9.99% beneficial ownership limitation provision (the "Blocker"). Capital Partners holds the Note, however, the Blocker prohibits Capital Partners from converting the Note into shares of Common Stock if, as a result of such conversion, Capital Partners, together with its affiliates and any persons acting as a group together with Capital Partners or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion. Ownership percentages are based on 66,895,799 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2026."
- Hivemind Validation Master Fund LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,841,923; sole dispositive power 0; shared dispositive power 6,841,923; aggregate amount beneficially owned 6,841,923 (9.99% of the class)
  Comment: Consists of (i) 10,000 shares of Common Stock and (ii) 6,831,923 shares of Common Stock issuable upon conversion of a secured convertible note of the Issuer in the principal aggregate amount of approximately $36.0 million (the "Note"), which conversion is subject to a 9.99% beneficial ownership limitation provision (the "Blocker"). Capital Partners holds the Note, however, the Blocker prohibits Capital Partners from converting the Note into shares of Common Stock if, as a result of such conversion, Capital Partners, together with its affiliates and any persons acting as a group together with Capital Partners or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion. Ownership percentages are based on 66,895,799 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2026."
- Yechuan Zhang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,841,923; sole dispositive power 0; shared dispositive power 6,841,923; aggregate amount beneficially owned 6,841,923 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Upexi, Inc.
Address of issuer's principal executive offices: 3030 N. Rocky Point Drive, Suite 420, Tampa, FL 33607

## Item 2. Person Filing
Name of person filing: Hivemind Capital Partners, LLC
Address of principal business office or, if none, residence:
c/o Hivemind Capital Partners, LLC
875 Avenue of the Americas, Floor 22
New York, New York 10001
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,841,923
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,841,923
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,841,923

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hivemind Capital Partners, LLC: /s/ Yechuan Zhang, Authorized Signatory (08/14/2026)
- Hivemind Validation QOZ GP LLC: /s/ Yechuan Zhang, Authorized Signatory (08/14/2026)
- Hivemind Validation Master Fund LP: /s/ Yechuan Zhang, Authorized Signatory (08/14/2026)
- Yechuan Zhang: /s/ Yechuan Zhang, Yechuan Zhang (08/14/2026)